Bringing Value to the Surface Northgate Minerals Corporation Q1 2007 Report to Shareholders

FIRST QUARTER HIGHLIGHTS

  Production of 68,110 ounces of gold and 17.7 million pounds of copper.

  Net cash cost of gold production of $28 per ounce.

  Addition of 175,000 ounces of gold to reserves at Kemess South, extending the mine-life by one year until the fourth quarter of 2010.

  During the quarter, Northgate opportunistically repurchased 30,000 ounces of its gold forward sales position at $612 per ounce reducing its remaining position to only 30,000 ounces.

  Continuing positive drill results at Young-Davidson combined with significant progress on the exploration ramp and shaft dewatering.

  The Kemess South mine was the safest metal mine in British Columbia during the first quarter of 2007.

Management’s Discussion & Analysis
(All dollar amounts are stated in United States dollars unless otherwise indicated.)

RESULTS OF OPERATIONS

Northgate recorded net earnings of $9,406,000 or $0.04 per diluted common share in the first quarter of 2007 compared with earnings of $21,735,000 or $0.10 per share during the corresponding quarter of 2006. Per share data is based on 255,541,281 weighted average diluted number of shares outstanding in the first quarter of 2007 and 215,092,200 in the corresponding period of 2006. As of May 1, 2007, the Corporation had 254,158,045 issued and outstanding common shares.

Kemess South Mine Performance

The Kemess South mine posted gold and copper production of 68,110 ounces and 17.7 million pounds, respectively, in the first quarter of 2007. While gold production was on target as a result of higher than expected gold grades, copper production was below forecast due to lower than expected mill throughput.

During the first quarter of 2007, approximately 12.1 million tonnes of ore and waste were removed from the open pit compared to 10.0 million tonnes during the corresponding quarter of 2006 and an average of 10.8 million tonnes per quarter during all of 2006. The increase in total mining volume was driven by mining efficiencies related to higher elevation north wall waste stripping and short hauls of supergene ore to the stockpile. Unit mining costs during the current quarter were Cdn$1.47 per tonne compared with Cdn$1.38 per tonne in the first quarter of 2006. The unit mining cost in the most recent quarter was higher than it was in the same period last year due primarily to extra drilling expenses related to the north wall pushback partially offset by the higher mining volume.

Mill availability and mill throughput during the first quarter of 2007 were consistent with performance in the same period last year at 91% and 48,238 tonnes per day, respectively, compared with 90% availability and throughput of 48,545 tonnes per day in the first quarter of 2006. However, the ore milled in the first quarter of 2007 was somewhat harder than expected, which resulted in a 6% shortfall in planned throughput.

Gold and copper recoveries averaged 72% and 86%, respectively, in the first quarter of 2007, compared with 74% and 86% in the first quarter of 2006. While gold recoveries were slightly lower than one year ago, metallurgical performance in the first quarter of 2007 was generally as good as or better than one year ago when higher grade ores with inherently higher copper and gold recoveries were milled.

Metal concentrate inventory increased by 1,000 wet metric tonnes (wmt) in the first quarter of 2007 to approximately 11,000 wmt, increasing the value of concentrate in inventory compared with the December 31, 2006 balance. Lower than anticipated railcar availability due to winter conditions and the CN Rail strike during February resulted in the small inventory build.

The total site cost of production during the first quarter of 2007 was Cdn$9.65 per tonne milled, which was significantly higher than the Cdn$8.46 per tonne milled in the corresponding period of 2006 due to higher waste stripping and a significant amount of ore that was mined and stockpiled for future processing. Total site operating costs in the first quarter of 2007 were Cdn$41.9 million compared with Cdn$37.0 million in the first quarter of 2006. The increase in total site operating costs resulted from additional costs related to the north wall pushback and general increases in costs for labour, energy and consumables. The net cash cost of production at Kemess in the first quarter was $28 per ounce of gold compared to the $27 per ounce cash cost reported in the first quarter of 2006. The cost was stable from period to period, because increased site costs and lower gold and copper production was offset by reduced concentrate marketing costs and higher copper prices.

The following table provides a summary of operations for the first quarter of 2007 and the comparable period of 2006.

(100% of production basis)	Q1 2007	Q1 2006

Ore plus waste mined (tonnes)	12,082,857	10,036,939
Ore mined (tonnes)	5,561,033	5,273,672
Stripping ratio (waste/ore)	1.17	0.903

Ore milled (tonnes)	4,341,422	4,369,022
Ore milled per day (tonnes)	48,238	48,545

Gold grade (grams per metric tonne)	0.677	0.751
Copper grade (%)	0.214	0.270

Gold recovery (%)	72	74
Copper recovery (%)	86	86

Gold production (ounces)	68,110	77,634
Copper production (thousands pounds)	17,702	22,282

Net Cash cost ($/ounce)	28	27

Safety

Kemess was the safest metal mine in British Columbia during the first quarter of 2007. The mine recorded no lost time injuries and only four medical aids during the quarter continuing the strong safety performance that was established in 2006.

Financial Performance

Northgate’s revenue in the first quarter of 2007 was $74,313,000 compared with $85,059,000 in the corresponding period of 2006. Revenue for the first quarter of 2007 included negative mark-to-market adjustments of $20,099,000 on Northgate’s copper and gold hedge books, reversing the gain that was booked in the fourth quarter of 2006. Due to mark-to-market requirements and the relatively large amount of copper that has been sold forward, earnings in future quarters will fluctuate depending on future movements in the price of copper. Metal sales in the first quarter of 2007 consisted of 66,480 ounces of gold and 17.3 million pounds of copper, compared with 73,873 ounces of gold and 21.3 million pounds of copper in the first quarter of 2006. During the first quarter of 2007, the price of gold on the London Bullion Market averaged $650 per ounce and the price of copper on the London Metal Exchange (LME) averaged $2.69. The net realized metal prices received on sales in the first quarter of 2007 were approximately $579 per ounce of gold and $3.03 per pound of copper, compared with $516 per ounce and $2.32 per pound in the first quarter of 2006. In the first quarter of 2007, the Corporation reduced its gold forward sales position by 30,000 ounces compared with no reduction during the same period of 2006. A total of $6,537,000 of hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred (see section on Changes in Accounting Policies). The Corporation’s gold hedging activities reduced the realized price of gold sold during the most recent quarter by $98 per ounce, compared with $38 per ounce in the corresponding quarter one year ago. In the first quarter of 2007, the Corporation entered into additional forward sales and purchase contracts with a major financial institution to fix the price of copper for a portion of future 2007 production. 8,800 metric tonnes (mt) of copper were sold forward using LME contracts maturing from May 2007 through December 2007 at an average forward price of $2.67 per pound. At March 31, 2007, a total of 25,050 mt of copper, representing approximately 100% of Kemess South’s remaining 2007 copper production, was sold forward at an average price of $2.98 per pound.

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The cost of sales in the first quarter of 2007 was $46,986,000, which was lower than the corresponding period last year when the cost of sales was $48,170,000. Cost of sales was lower due to a decrease in sales volumes as well as lower treatment and refining charges for concentrate, but was partially offset by increased mining costs.

Administrative and general expenses of $2,128,000 in the first quarter of 2007 were lower than the $3,135,000 figure recorded in the comparable period of 2006 due to lower stock option costs and decreased business development costs.

Depreciation and depletion expenses in the first quarter were $11,026,000 compared to $9,971,000 during the corresponding period of 2006. The higher depreciation and depletion expense for the most recent quarter was the result of a 5% increase in tonnes mined and an increase in the amortization rate for 2007 as a result of capital expenditures in 2006.

Net interest income increased substantially to $3,236,000 for the three months ended March 31, 2007 compared to an expense of $25,000 in the corresponding quarter of 2006. The dramatic increase in interest income was the result of substantial increases in the Corporation’s cash position due to strong operating cash flow and the exercise of share purchase warrants in December 2006, which brought $99,998,000 into Northgate’s treasury.

Exploration costs in the first quarter were $3,593,000 compared with $944,000 in the comparable period of 2006. The higher exploration expense in the most recent quarter was the result of increased activity at the Young-Davidson property where the underground exploration program has begun. In future quarters of 2007, exploration costs will increase substantially as the program at Young-Davidson intensifies and seasonal exploration activities at Kemess get underway.

Capital expenditures during the first quarter of 2007 totalled $2,761,000 compared to $1,936,000 in the corresponding period of 2006. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the purchase of two new dozers for the Kemess South mine.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provision, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Comprehensive income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category in shareholders’ equity.

Financial instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

  Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

  Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

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  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

  Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders’ equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders’ equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders’ equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

Inventory

In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1, 2006 increased $12,819,000. There were no other material adjustments required for the period ended March 31, 2006.

NON-GAAP MEASURE

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

(Expressed in thousands of US$, except per ounce amounts)	Q1 2007	Q1 2006
Gold production (ounces)	68,110	77,634
Cost of sales	$46,986	$48,170
Change in inventories and other	4,361	5,236
Gross copper and silver revenue	(49,406)	(51,294)
Total cash cost	1,941	2,112
Cash cost ($/ounce)	$28	$27

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SELECTED QUARTERLY FINANCIAL DATA

(Thousands of US dollars,	2007	2006 Quarter Ended				2005 Quarter Ended
except per share, per ounce
and per pound amounts)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	$74,313	$ 118,239	$ 102,667	$ 105,348	$85,059	$95,651	$64,631	$54,461
Earnings (loss) for the period	9,406	19,790	14,902	50,315	21,735	44,527	8,765	(3,342)
Earnings (loss) per share
Basic	$0.04	$0.09	$0.07	$0.23	$0.10	$0.21	$0.04	$(0.02)
Diluted	$0.04	$0.09	$0.07	$0.22	$0.10	$0.21	$0.04	$(0.02)
Metal production
Gold (ounces)	68,110	81,746	74,789	76,127	77,634	94,405	75,665	59,352
Copper (thousands pounds)	17,702	21,254	19,602	18,071	22,282	24,701	16,917	17,427
Metal Prices
Gold (London Bullion Market –
$ per ounce)	650	614	622	627	554	486	439	427
Copper (LME Cash –
$ per pound)	2.69	3.21	3.48	3.27	2.24	1.95	1.70	1.54

(1)     The figures in the table for 2006 and 2005 reflect the Corporation’s change in accounting policy for metal inventories. Refer to the Corporation’s consolidated financial statements in the 2006 Annual Report for a description of this change.

MINE-LIFE EXTENSION AT KEMESS SOUTH

Northgate’s geologists have identified approximately 18,000,000 tonnes of additional mineral reserves in the eastern end of the Kemess South open pit (Figure 1). These reserves contain approximately 175,000 ounces of gold and 26,000 tonnes of copper. Mining of these reserves is scheduled to begin in the fourth quarter of 2009 and will continue until the end of the third quarter of 2010. Given the lower grade of the reserves, the net cash cost for gold produced from the additional reserves is expected to be in the range of $400 per ounce.

In order to move this lower-grade mineralization into a reserve category, Northgate has entered into forward sales contracts for copper during this period at an average price of $2.52 per pound. Northgate will be filing a National Instrument 43-101 Technical Report within the next 45 days outlining the reserve addition at Kemess South.

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Figure 1 – Kemess South Pit Showing Additional Ore Reserves

KEMESS NORTH UPDATE

The final public hearings on the Kemess North project will take place from May 14 – 17. The Joint Review Panel’s recommendation report will be submitted to the Provincial and Federal Environmental Ministers in mid-July.

EXPLORATION UPDATE

Young-Davidson

Diamond drilling activities in the first quarter of 2007 focused on a blend of infill holes and exploration holes that are necessary to determine the overall scale and limits of the deposit. Assays from the infill holes were consistent with the surrounding holes and the overall resource grades that we released in December 2006 while the exploration holes continue to highlight the significant potential of the Young-Davidson property. Hole YD07-33, 200 metres below the previous deepest intersection, demonstrated the tremendous vertical continuity of the Young-Davidson deposit. Hole YD06-29, which targeted the gap between the Lower Boundary and Lower YD Zones, suggests that there is excellent potential to add substantial resource ounces in areas immediately adjacent to currently defined resources above the 9,000 m level.

During the next four months, exploration drilling will focus on the three areas highlighted with ovals shown in Figure 2 where Young-Davidson geologists believe there is excellent potential to add additional resources in the measured and indicated categories at better than average grades. By identifying ounces in this category adjacent to existing resources, our technical team will be able to include these resources in pre-feasibility study mine design work that is underway.

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The underground exploration program at Young-Davidson began in earnest in the first quarter of 2007 as the ramp surface portal was excavated. The ramp has progressed 250 metres towards the final 3,000 metre target. Dewatering of the shaft began in April and the new hoist equipment for the shaft is due on site in early May. The collection of environmental data in support of the permit application is also underway as are a variety of engineering and technical studies, which will determine the scope of the project.

Figure 2: Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

Kemess Claims

In early April, exploration activities began in the Kemess North area with crews focusing on clearing snow off drilling pads in preparation for commencement of diamond drilling. Northgate’s geologists plan to drill multiple holes towards the large induced polarization (IP) anomaly identified just east of the Kemess North deposit during last year’s IP survey of the Kemess North region.

In August, another IP survey will be conducted in the area of the Kemess South pit and any targets identified will be drill tested in the fall.

* * * * * * *

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INTERIM CONSOLIDATED BALANCE SHEETS
	March 31	December 31
Thousands of US dollars, unaudited	2007	2006
Assets
Current assets
Cash and cash equivalents	$278,810	$262,199
Concentrate settlements and other receivables	23,207	17,960
Inventories	36,491	26,208
Future income tax asset	13,333	7,469
Deferred hedging loss	—	8,583
Investments	148	—
	351,989	322,419
Other assets	22,729	27,622
Future income tax asset	6,358	6,291
Mineral property, plant and equipment	149,043	159,299
	$530,119	$515,631

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$40,130	$22,023
Current portion of capital lease obligations	2,384	2,439
	42,514	24,462
Capital lease obligations	2,012	2,586
Provision for site closure and reclamation obligations	28,973	28,197
Future income tax liability	12,774	12,638
	86,273	67,883

Shareholders’ equity
Common shares	308,551	307,914
Contributed surplus	3,202	2,596
Accumulated other comprehensive income (note 2)	(14,551)	—
Retained earnings	146,644	137,238
	443,846	447,748
	$530,119	$515,631

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey

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INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	Three Months Ended March 31

Thousands of US dollars, except per share amounts, unaudited	2007	2006(1)

Revenue	$74,313	$85,059

Cost of sales	46,986	48,170
Administrative and general	2,128	3,135
Depreciation and depletion	11,026	9,971
Interest expense (income)	(3,236)	25
Exploration	3,593	944
Currency translation gains	(1,192)	(319)
Accretion of site closure and reclamation costs	438	375
Other	—	(29)
	59,743	62,272
Earnings before income taxes	14,570	22,787
Income tax expense
Current	3,313	1,052
Future	1,851	—
	5,164	1,052
Net earnings for the period	$9,406	$21,735
Other comprehensive income
Reclassification of net realized gain on available for sale securities to net earnings	(315)	—
Unrealized gain on available for sale securities	134	—
Reclassification of deferred losses on gold forward contracts to net earnings, net of tax of $2,231	4,306	—
	4,125	—
Comprehensive income	$13,531	$21,735
Net earnings per share
Basic	$0.04	$0.10
Diluted	$0.04	$0.10
Weighted average shares outstanding
Basic	253,962,949	214,353,524
Diluted	255,541,281	215,092,200

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	Three Months Ended March 31
Thousands of US dollars, unaudited	2007	2006(1)
Retained earnings, beginning of period	$137,238	$30,496
Net earnings for the period	9,406	21,735
Retained earnings, end of period	$146,6441	$52,231

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INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
		Common	Share			Other
Thousands of US dollars,	Common	Shares	Purchase	Contributed	Retained	Comprehensive
unaudited	Shares	Amount	Warrants	Surplus	Earnings	Income	Total
Balance at
December 31, 2006	253,700,033	$307,914	$—	$2,596	$137,238	$—	$447,748
Transitional adjustment on
adoption of financial
instruments	—	—	—	—	—	(18,676)	(18,676)
Shares issued under
employee share
purchase plan	32,807	79	—	—	—	—	79
Shares issued on
exercise of options	413,420	519	—	(153)	—	—	366
Stock based compensation	—	39	—	759	—	—	798
Net income	—	—	—	—	9,406	—	9,406
Other comprehensive income	—	—	—	—	—	4,125	4,125
Balance at March 31, 2007	254,146,260	$308,551	$—	$3,202	$146,644	$(14,551)	$443,846

						Accumulated
		Common	Share			Other
Thousands of US dollars,	Common	Shares	Purchase	Contributed	Retained	Comprehensive
unaudited	Shares	Amount	Warrants	Surplus	Earnings (1)	Income	Total
Balance at
December 31, 2005	214,011,246	$195,565	$8,715	$1,657	$30,496	$—	$236,433
Shares issued under
employee share
purchase plan	45,027	68	—	—	—	—	68
Shares issued on exercise of
share purchase warrants	314,523	480	(102)	—	—	—	378
Shares issued on
exercise of options	386,800	490	—	(154)	—	—	336
Stock based compensation	—	34	—	1,131	—	—	1,165
Net income	—	—	—	—	21,735	—	21,735
Balance at March 31, 2006	214,757,596	$196,637	$8,613	$2,634	$52,231	$—	$260,115

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended March 31
	2007	2006 (1)
Thousands of US dollars, unaudited
Operating activities:
Net earnings for the period	$9,406	$21,735
Non-cash items:
Depreciation and depletion	11,026	9,971
Unrealized currency translation losses (gains)	(35)	(102)
Accretion of site closure and reclamation costs	438	375
Amortization of hedging losses	6,537	2,814
Amortization of deferred charges	72	339
Stock-based compensation	798	1,165
Future income tax expense	1,851	—
Change in fair value of forward contracts	20,099	7,208
Gain on sale of investments	(315)	—
Changes in operating working capital and other:
Concentrate settlements and other receivables	(17,199)	(12,665)
Inventories	(6,202)	(1,299)
Accounts payable and accrued liabilities	2,091	1,085
Settlement of forward contracts	(9,326)	—
Reclamation costs paid	—	(1,741)
	19,241	28,885
Investing activities:
Purchase of other assets	—	(86)
Purchase of mineral, property, plant and equipment	(2,761)	(1,936)
Proceeds on sale of investments	315	—
	(2,446)	(2,022)
Financing activities:
Repayment of capital lease obligation	(629)	(1,144)
Repayment of long-term debt	—	(13,700)
Issuance of common shares	445	783
	(184)	(14,061)
Increase in cash and cash equivalents	16,611	12,802
Cash and cash equivalents, beginning of period	262,199	50,639
Cash and cash equivalents, end of period	$278,810	$63,441
Supplementary information
Cash paid during the period for:
Interest	$71	$634
Income taxes	$—	$—

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006

(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts. Unaudited)

NOTE 1     BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2006.

NOTE 2     CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Comprehensive income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders’ equity. The components of AOCI as at March 31, 2007 are as follows:

Unrealized gain on available for sale securities	$148
Unrealized hedging losses	14,699
AOCI	$(14,551)

Financial instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

  Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

  Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

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  Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders’ equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders’ equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders’ equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

Inventory

In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1, 2006 increased $12,819,000. There were no other material adjustments required for the period ended March 31, 2006.

NOTE 3     STOCK BASED COMPENSATION

During the three months ended March 31, 2007, the Corporation granted a total of 1,425,000 (2006 – 1,212,000) options to employees, with a term of seven years. 1,410,000 of these options are exercisable at Cdn$4.07 and 15,000 are exercisable at Cdn$3.48. Twenty percent (282,000) of the options granted at Cdn$4.07 vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years and five years respectively. The fair value of the options granted for the three months ended March 31, 2007 was $2,500,000 (2006 – $1,480,000). During the three months ended March 31, 2007, $759,000 (2006 – $1,131,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2007, a total of 114,020 options were cancelled and 413,420 options were exercised.

At March 31, 2007, there were 5,552,900 options outstanding, of which 2,708,400 were exercisable.

The fair value of the share options granted during the three months ended March 31, 2007 was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options Granted	For Options Granted
	in Q1 2007	in Q1 2006
Risk-free interest rate	3.94%	4.1%
Annual dividends	—	—
Expected stock price volatility	53.4%	60%
Expected option life	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	$2.05	$1.42

Q1 2007 Interim Report         13

NOTE 4     FINANCIAL INSTRUMENTS

At March 31, 2007, the Corporation had forward sales commitments with major financial institutions to deliver 30,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between August 31, 2007 and December 31, 2007. On January 1, 2007, the Corporation adopted the CICA new standard on hedges (note 2). In conjunction with the adoption of Section 3855, the Corporation elected to discontinue hedge accounting. Therefore, the forward sale contracts are now recorded at their fair value with changes in fair value including in earnings for the period. The unrealized loss on these forward sale contracts at March 31, 2007 was approximately $10,944,000 which is recorded in accrued liabilities. The deferred hedging loss which was reclassified to the opening balance of AOCI in shareholders’ equity on January 1, 2007, and the transitional adjustment required to recognize the fair value of outstanding forward sale contracts on adoption of Section 3865 will be released into net earnings at the time the sales associated with the forward contracts occur.

At March 31, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of 25,050 metric tonnes of copper were sold forward using LME contracts maturing from April 2007 through April 2008 at an average forward price of $2.98 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average Cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at March 31, 2007 was a net loss of $4,510,000 of which a loss of $5,074,000 is included in accrued liabilities and a gain of $564,000 is included in other assets.

Q1 2007 Interim Report         14

SHAREHOLDER INFORMATION

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
TSX: NGX | AMEX: NXG	and general financial information may be directed to:

Transfer Agent & Registrar	Keren R. Yun
Shareholder inquiries relating to address changes and	t. 416.216.2781
share certificates should be directed to:	e. kyun@northgateminerals.com

Computershare Investor Services	Interested parties are also encouraged to visit our website
510 Burrard Street	at www.northgateminerals.com.
Vancouver, BC V6C 3B9
t. 604.661.0222
800.564.6253 (toll free in North America)
f. 604.669.1548

CORPORATE INFORMATION

Toronto Office	Vancouver Office
18 King Street East, Suite 1602	815 Hornby Street, Suite 406
Toronto, ON M5C 1C4	Vancouver, BC V6Z 2E6
t. 416.363.1701	t. 604.681.4004
f. 416.363.6392	f. 604.681.4003

MINING OPERATIONS
Kemess Mine	Young-Davidson
P.O. Box 3519	259 Matheson Street, Unit 1
Smithers, BC V0J 2N0	P.O. Box 187
Matachewan, ON P0K 1M0

SELECTED QUARTERLY PRODUCTION DATA

	2007	2006 Quarter Ended			2005 Quarter Ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Gold Production (ounces)	68,110	81,747	74,789	76,127	77,634	94,405	75,665	59,532
Copper Production (000s pounds)	17,702	21,255	19,602	18,071	22,282	24,701	16,917	17,427
Net Cash Cost ($/ounce)	$28	$(89)	$(118)	$(44)	$27	$59	$194	$307

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

FORWARD-LOOKING STATEMENTS

This interim report includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.